UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
Amendment No. 1

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-09553

VIACOM 401(k) PLAN
(Full title of the plan)

VIACOMCBS INC.
(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036
(Address of principal executive office)

Explanatory Note
This Amendment No. 1 on Form 11-K/A (the “Amendment”) is being filed by the Viacom 401(k) Plan to amend its Annual Report on Form 11-K for the fiscal year ended December 31, 2019 (the “Form 11-K”), as filed with the U.S. Securities and Exchange Commission on June 25, 2020 (the “Original Filing”). The purpose of the Amendment is to: (i) include Schedule G, Part III - Schedule of Nonexempt Transactions and Schedule H, Part IV - Line 4a - Schedule of Delinquent Participant Contributions, which were inadvertently omitted from the Original Filing, and include a reference to these Schedules in the Index and (ii) provide an updated Report of Independent Registered Public Accounting Firm. The Report of Independent Registered Public Accounting Firm included in the Amendment is dated June 25, 2020, except for Schedule G, Part III and Schedule H, Part IV, as to which the date is October 9, 2020. For the convenience of the reader, this Amendment sets forth the Form 11-K in its entirety.

Except as described above, no other amendments have been made to the Original Filing, and the Amendment does not purport to provide an update or a discussion of any other developments with respect to the Plan subsequent to the filing date of the Original Filing.

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AND EXHIBIT
DECEMBER 31, 2019 AND 2018

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3

Notes to Financial Statements	4

Schedules
Supplemental Schedules:
Schedule G, Part III - Schedule of Nonexempt Transactions	S - 1

Schedule H, Part IV - Line 4a - Schedule of Delinquent Participant Contributions	S - 2

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	S - 3

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signature

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the ViacomCBS Administrative Committee and Plan Participants of
Viacom 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in Schedule H, Line 4i-Schedule of Assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Marcum LLP
Marcum LLP
We have served as the Plan’s auditor since 2017.
Melville, NY
June 25, 2020, except for Schedule G, Part III - Schedule of Nonexempt Transactions and Schedule H, Part IV - Line 4a - Schedule of Delinquent Participant Contributions, which are dated October 9, 2020

VIACOM 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	At December 31,
	2019	2018
Assets
Cash	$20	$23
Investments, at fair value	1,418,739	1,132,146
Synthetic guaranteed investment contracts, at contract value	107,026	104,215
Total investments	1,525,785	1,236,384

Receivables:
Employer contributions	3,304	3,373
Notes receivables from participants	10,719	11,768
Due from broker for securities sold	1,226	74
Investment income	215	226
Total receivables	15,464	15,441
Total assets	1,541,249	1,251,825
Liabilities
Accrued expenses	616	1,154
Due to broker for securities purchased	455	362
Total liabilities	1,071	1,516
Net assets available for benefits	$1,540,178	$1,250,309
See accompanying notes to financial statements.

VIACOM 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended
December 31, 2019
Additions to net assets attributed to:
Investment income:
Dividends	$5,075
Interest	3,028
Net appreciation in investments	267,995

Total investment income	276,098
Interest income on notes receivable from participants	591
Contributions:
Employee	63,576
Employer	55,241
Rollover	7,339
Total contributions	126,156
Total additions	402,845
Deductions from net assets attributed to:
Benefits paid to participants	117,297
Plan expenses	2,514
Total deductions	119,811
Net increase	283,034
Transfer of assets into Plan (Note 2)	6,835
Net assets available for benefits, beginning of year	1,250,309
Net assets available for benefits, end of year	$1,540,178
See accompanying notes to financial statements.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 - MERGER WITH CBS CORPORATION
On December 4, 2019, Viacom Inc. (“Viacom”) merged with and into CBS Corporation (“CBS”), with CBS continuing as the surviving company (the “Merger”). At the effective time (“Effective Time”) of the Merger, the combined company changed its name to ViacomCBS Inc. (“ViacomCBS” or the “Company”). At the Effective Time, (1) each share of Viacom Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held directly by Viacom as treasury shares or held by CBS, was converted automatically into 0.59625 shares of ViacomCBS Class A Common Stock, and (2) each share of Viacom Class B Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held directly by Viacom as treasury shares or held by CBS, was converted automatically into 0.59625 shares of ViacomCBS Class B Common Stock (together with ViacomCBS Class A Common Stock, the “ViacomCBS Common Stock”). At the Effective Time, each share of CBS Class A Common Stock and each share of CBS Class B Common Stock (together with CBS Class A Common Stock, the “CBS Common Stock”) issued and outstanding immediately prior to the Effective Time, remained an issued and outstanding share of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock, respectively, and was not affected by the Merger.
NOTE 2 - PLAN DESCRIPTION
Viacom established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006, with Viacom Inc. as the Plan sponsor. Immediately prior to the Effective Time, Viacom transferred plan sponsorship to Viacom International Inc. (“VII”), a wholly-owned subsidiary of the Company.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. The Plan is a defined contribution plan offered to substantially all of the Company’s employees of VII. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is overseen by the ViacomCBS Administrative Committee, prior to June 1, 2020 referred to as the Viacom Retirement Committee (the “Administrative Committee”). The Administrative Committee has been designated as the administrator of the Plan as defined under ERISA (the “Plan Administrator”) under the Plan document.

Great-West Trust Company, LLC (“Great-West”) serves as trustee pursuant to a Master Trust Agreement dated November 1, 2016 (“the Agreement”). Under the Agreement, Great-West has the power to appoint suitable custodians in its sole discretion. . Great-West appointed Mellon Bank, N.A., as the custodian. Great-West Financial Retirement Plan Services, LLC (doing business as Empower Retirement (“Empower”)) is the recordkeeper for the Plan. On April 7, 2020, the Plan’s Investment Committee appointed State Street Global Advisors Trust Company as an independent fiduciary for the Plan’s ViacomCBS common stock funds.

Transfer of Plan Assets
In December 2018, the Plan Administrator approved the transfer of net plan assets totaling $6.8 million into the Plan on March 29, 2019 from the Extensis Retirement Savings Plan, such assets being attributable for participants in the Plan who were formerly employed by WhoSay, Inc., the Awesomeness 401(k) Plan, and the Screenlife Retirement Savings Plan. The 258 active employees of WhoSay, Inc. and AwesomenessTV Holdings, LLC became eligible for the Plan on January 1, 2019. There are no active employees of Screenlife, LLC.
In connection with Viacom’s acquisition of Pluto Inc., 100 active employees became eligible for the Plan in the first payroll period commencing after March 1, 2019.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Related Party Transactions
Certain Plan investments are in shares of Class A and Class B common stock of the Company (such shares prior to December 4, 2019 were shares of Viacom), which is considered a “party-in-interest” as such term is defined in ERISA. The fair value of the investments in shares of the Company as of December 31, 2019 was $29.5 million and the fair value of the investments in shares of Viacom as of December 31, 2018 was $29.7 million. For the year ended December 31, 2019, these investments depreciated $0.8 million, which is equal to the net of realized and unrealized gains and losses. During the year ended December 31, 2019, the Plan sold shares of Company (or shares of Viacom, as applicable) Class A and Class B common stock for total proceeds of $4 million and purchased shares of Company (or shares of Viacom, as applicable) Class B common stock at a cost of $4.6 million, which includes earned dividends of $0.9 million reinvested into the Plan.

Eligibility
Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees generally participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, applicable employer contributions, earnings or losses on the participant’s account and allocations of Plan administrative expenses. Allocations are based on participant earnings or losses, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Plan participants have the option of investing their contributions and existing account balances among twenty-one investment options. All investments are participant directed. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and ViacomCBS Class B common stock. Some plan participants are invested in ViacomCBS Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 4.

Contributions
Participants are permitted to contribute up to 50% of annual eligible compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan. All eligible employees are deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect on the first available payroll following the 30th day after the employee is sent notification he or she is eligible to participate in the Plan, unless the employee elects not to participate in the Plan or to participate at a different contribution rate. The Plan’s designated default investment is a target retirement date asset allocation fund.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $19,000 for 2019. Compensation considered under the Plan based on Code limits could not exceed $280,000 for 2019. The Code also limited annual aggregate participant and employer contributions to the lesser of $56,000 or 100% of compensation in 2019. In 2019, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Each participant who has attained age 50 before the close of the calendar year is eligible to make catch-up contributions if the participant made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $6,000 in 2019.

The employer matching contribution is equal to 100% of the first 1% and 80% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions except when required by law. A match true-up contribution may be made at the end of the Plan year to ensure participants receive the full Company match.

In 2019, the Company’s discretionary annual employer profit sharing contribution equaled 1.875% of eligible compensation. In future years the Company may make a lower or higher contribution (not anticipated to be in excess of 3% of eligible compensation) or no contribution at all depending on circumstances. Company profit-sharing contributions are discretionary, meaning they are not guaranteed and may not be made in any given year. Participants were required to be employed on the last business day of Viacom’s fiscal year ending on September 30, 2019 and meet all other eligibility requirements in order to receive the profit-sharing contribution.

Vesting
Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching and profit sharing contributions (“employer contributions”) vest at 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

Forfeitures
If participants terminate employment prior to being vested in their employer contributions, upon distribution of the vested portion of their accounts, or, if earlier, a five-year break in service, the non-vested portion of their account is forfeited. Forfeitures may be used for future employer contributions and/or to pay administrative expenses. As of December 31, 2019, the Plan had forfeitures, including interest earned on such amounts, of approximately $1.0 million. As of December 31, 2018, the Plan had forfeitures of approximately $1.7 million. In 2019, employer contributions of approximately $2.0 million were forfeited, and the Plan utilized forfeitures of approximately $0.6 million and $2.2 million to pay administrative expenses and employer contributions, respectively.

Notes receivable from participants
Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is currently one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions.

Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the issuance of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Included in the Statements of Net Assets Available for Benefits are Notes receivable from participants of $10.7 million and $11.8 million as of December 31, 2019 and 2018, respectively, which carried interest rates ranging from 4.25% to 9.5% per annum.

Distributions and Withdrawals
Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments in the event of termination of employment, long-term disability or death. In general, participants must receive a required minimum distribution (“RMD”) upon attainment of a certain age, unless they are still employed. For individuals who attained age 70 ½ on or before December 31, 2019, that age is 70 ½. For individuals who attain age 70 ½ on or after January 1, 2020, in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”) that age is 72.

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59 1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two non-hardship withdrawals in each plan year.

The Plan also provides for financial hardship withdrawals, in accordance with applicable sections of the Code. A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for financial hardship are met and only to the extent required to relieve such hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009, any vested profit-sharing contributions and certain predecessor plan contributions may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted. For hardship withdrawals processed prior to January 1, 2019, participants were suspended from making employee contributions to the Plan for 6 months.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses
The Plan document permits Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets are charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting, recordkeeping, trustee and custodian fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping, trustee and custodian fees may also be paid from participant accounts. For 2019, $0.3 million was paid to Empower for plan administration services, which included recordkeeping, trustee and custodian fees.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
Investments are reported at fair value except for fully benefit-responsive investment contracts, which are recorded at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s valuation policies utilize information provided by the investment advisors, custodian, and insurance companies. See Note 4 for discussion of fair value measurements. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 8 for discussion of the fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation/(depreciation) in the fair value of the Plan’s investments, which includes the gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates, judgments and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Accounting Pronouncements Not Yet Adopted
Changes to the Disclosure Requirements for Fair Value Measurements
In August 2018, the FASB issued amended guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements. This guidance, which is effective for annual periods beginning after December 15, 2019, is not expected to have a material impact on the Plan’s financial statements.
NOTE 4 - FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION
Fair Value Measurements and Income Recognition
The FASB provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2-Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. All common stocks are classified within level 1 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective fund’s NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Money Market Funds: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018, respectively. There were no transfers between Level 1 and Level 2 investments in 2019. The Plan has no investments classified within level 3 of the valuation hierarchy.

At December 31, 2019	Level 1	Level 2	Total
Common Stock	$242,531	$—	$242,531
Registered Investment Companies	46,213	—	46,213
Money Market Funds	—	8,435	8,435

Total Investments in fair value hierarchy	$288,744	$8,435	$297,179
Investments measured at net asset value: (a)
Common Collective Funds			1,121,560
Investments, at fair value			$1,418,739

At December 31, 2018	Level 1	Level 2	Total
Common Stock	$200,950	$—	$200,950
Registered Investment Companies	28,882	—	28,882
Money Market Funds	—	8,012	8,012

Total Investments in fair value hierarchy	$229,832	$8,012	$237,844
Investments measured at net asset value: (a)
Common Collective Funds			894,302
Investments, at fair value			$1,132,146
a) In accordance with FASB guidance, investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
Investments Measured Using the Net Asset Value per Share Practical Expedient
The fair values of investments in common collective funds are determined using the net asset value per share (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units.
The common collective funds have no restrictions on participant redemptions. The notice period applicable to the Plan in the case of a full redemption varies by fund from ten to forty-five days. The Plan had no unfunded commitments relating to the common collective funds at December 31, 2019 and 2018.
NOTE 5 - RISKS AND UNCERTAINTIES
The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Market values of investments could decline for several reasons including changes in prevailing markets and interest rates, increases in defaults, and credit rating downgrades. In addition, the coronavirus disease (“COVID-19”) pandemic has negatively impacted, and may continue to negatively impact, the macroeconomic environment in the United States and globally. The magnitude of the impact will depend on numerous evolving factors, including the duration and extent of the pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the pandemic, as well as the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

NOTE 6 - TAX STATUS
On May 14, 2014, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. Certain amendments have been made to the Plan since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2019, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax year in progress.
NOTE 7 - PLAN TERMINATION
Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the ViacomCBS Board of Directors or Administrative Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants would become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.
NOTE 8 - INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Plan holds a portfolio of synthetic guaranteed investment contracts (“GICs”). These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure of fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant’s withdrawals and administrative expenses. The GICs had a contract value of $107.0 million and $104.2 million at December 31, 2019 and 2018, respectively.

The Plan invests in investment contracts through the INVESCO Stable Value Fund (the “Fund”). The Fund invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are high quality fixed income securities or investment funds owned by the Fund and held in trust for plan participants. The Fund purchases wrapper contracts from insurance companies or banks. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investments through adjustments to the future interest crediting rate on each contract which is reset on a monthly basis. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Certain employer initiated events may limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, full or partial termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from the contract to switch to a different investment provider, an employer’s bankruptcy, layoffs, corporate spin-offs, mergers, divestitures, or other workforce restructurings, or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

of a replacement contract with identical terms. The Plan Administrator believes that no events are probable of occurring that might limit the ability of the Plan to transact at contract value.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from the contract value. These events may be different under each contract and include, but are not limited to, loss of the Plan’s qualified status, an uncured material breach of responsibility, or material adverse changes to the provisions of the Plan.
NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2019	2018
Net assets available for benefits per the financial statements	$1,540,178	$1,250,309
Deemed distribution of participant loans	(339)	(434)
Net assets available for benefits per the Form 5500	$1,539,839	$1,249,875
The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2019
Benefits paid to participants per the financial statements	$117,297
Deemed loan offsets	112
Benefits paid to participants per the Form 5500	$117,409
The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2019
Net increase in net assets available for benefits per the financial statements	$283,034
Deemed loan offsets	112
Deemed distribution of participant loans	(17)
Net income per the Form 5500	$283,129
NOTE 10 - SUBSEQUENT EVENTS
In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts during the COVID-19 pandemic. The Plan adopted provisions relating to the withdrawal feature made available to individuals impacted by COVID-19. Those withdrawals first became available under the Plan as of April 7, 2020 and will be available through December 31, 2020. The CARES Act also granted a one-year waiver for RMDs otherwise payable in 2020, including distributions for Plan participants who turned 70 ½ in 2019 and would ordinarily have received two distributions in 2020 - one in April for 2019 and another by year-end for 2020. The Plan suspended RMDs payable after the CARES Act was enacted.

Subsequent events and transactions have been evaluated through the date the financial statements were issued, and are incorporated herein as applicable.

VIACOM 401(k) PLAN
SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
PN: 001 / EIN: 20-3515052
DECEMBER 31, 2019

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain (or loss) on each transaction
AwesomenessTV Holdings LLC	Employer*	Erroneous return of deferrals to employer. Amount repaid with interest in November 2019*	$394	$412	$18

Non-applicable columns are not included in this presentation.

*The remittance was due under the Awesomeness 401(k) Plan sponsored by AwesomenessTV Holdings LLC, which merged into the Viacom 401(k) Plan effective March 29, 2019. The corrective contribution was made to the Viacom 401(k) Plan.

VIACOM 401(k) PLAN
SCHEDULE H, PART IV - LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
PN: 001 / EIN: 20-3515052
DECEMBER 31, 2019

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here If Late Participant Loan					Total Fully Corrected Under VFCP and PTE 2002-51
Repayments Are Included ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
$7,600	$—	$7,600	*	$—	$—
*The Awesomeness 401(k) Plan merged into the Viacom 401(k) Plan effective March 29, 2019. Therefore, the corrective contribution was made to the Viacom 401(k) Plan.

VIACOM 401(k) PLAN
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PN: 002 / EIN: 20-3515052
DECEMBER 31, 2019
(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Common Stocks:
ABBOTT LABORATORIES COMMON STOCK			$3,436
ABBVIE INC COMMON STOCK			779
ADVANCE AUTO PARTS INC COMMON STOCK			643
ALBANY INTERNATIONAL CORP COMMON STOCK			423
ALIBABA GROUP HOLDING LTD COMMON STOCK			997
ALPHABET INC COMMON STOCK CL.C			7,773
AMAZON.COM INC COMMON STOCK			4,030
AMERICAN EAGLE OUTFITTERS INC COMMON STOCK			431
AMERIS BANCORP COMMON STOCK			1,532
ANTHEM INC COMMON STOCK			2,205
APOGEE ENTERPRISES INC COMMON STOCK			390
APPLE INC COMMON STOCK			6,079
ASTRONICS CORP COMMON STOCK			594
AUTODESK INC COMMON STOCK			3,433
AUTOMATIC DATA PROCESSING INC COMMON STOCK			2,116
BP PLC COMMON STOCK - SPONSORED ADR			2,231
BMC STOCK HOLDINGS COMMON STOCK			943
BANK OF AMERICA CORP COMMON STOCK			2,282
BARCLAYS BANK PLC COMMON STOCK - SPONSORED ADR			1,313
BECTON DICKINSON & CO COMMON STOCK			2,798
BIO RAD LABS INC COMMON STOCK			1,385
BOISE CASCADE COMPANY COMMON STOCK			167
BOOKING HOLDINGS INC COMMON STOCK			2,865
BORGWARNER INC COMMON STOCK			1,267
BRANDYWINE REALTY TRUST COMMON STOK			967
CIGNA CORP COMMON STOCK			2,618
CIT GROUP INC COMMON STOCK			702
CATERPILLAR INC COMMON STOCK			2,791
CITIGROUP INC COMMON STOCK			2,261
COHERENT INC COMMON STOCK			837
CYPRESS SEMICONDUCTOR CORP COMMON STOCK			394
DR HORTON INC COMMON STOCK			2,157
DANAHER CORP COMMON STOCK			2,699
DECKERS OUTDOOR CORP COMMON STOCK			463
EOG RESOURCES INC COMMON STOCK			101
EQT CORP COMMON STOCK			472
ECOLAB INC COMMON STOCK			2,649
ENERSYS COMMON STOCK			1,133

VIACOM 401(k) PLAN
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
PN: 002 / EIN: 20-3515052
DECEMBER 31, 2019
(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
EQUINIX INC COMMON STOCK			3,158
EQUITRANS MIDSTREAM CORP COMMON STOCK			720
EURONET WORLDWIDE INC COMMON STOCK			307
FACEBOOK INC COMMON STOCK			5,421
FEDERAL SIGNAL CORP COMMON STOCK			511
FIFTH THIRD BANCORP COMMON STOCK			2,023
FIRST HORIZON NATL CORP COMMON STOCK			1,225
FLEETCOR TECHNOLOGIES INC COMMON STOCK			2,460
GENIUNE PARTS CO COMMON STOCK			882
GILEAD SCIENCES INC COMMON STOCK			1,988
HALLIBURTON CO COMMON STOCK			1,493
HEALTHCARE RLTY TR COMMON STOCK			635
HUNTSMAN CORP COMMON STOCK			658
ILLUMINA INC COMMON STOCK			1,893
INNOSPEC INC COMMON STOCK			422
INTUIT COMMON STOCK			2,917
JPMORGAN CHASE & CO COMMON STOCK			2,035
JACOBS ENGINEERING GROUP INC COMMON STOCK			860
KENNAMETAL INC COMMON STOCK			471
KNIGHT SWIFT TRANSPORTATION HO COMMON STOCK			1,150
LAUDER ESTEE COS INC COMMON STOCK CL.A			1,527
LENNAR CORP COMMON STOCK CL.A			1,811
LENNAR CORP COMMON STOCK CL.B			26
MATERION CORP COMMON STOCK			507
MERCK & CO INC COMMON STOCK			773
MICROSOFT CORP COMMON STOCK			10,032
MICRON TECHNOLOGY INC COMMON STOCK			1,915
MONDELEZ INTERNATIONAL INC COMMON STOCK			3,326
NESTLE SA COMMON STOCK - SPONSORED ADR			1,180
NIKE INC COMMON STOCK			3,555
NOVO-NORDISK AS COMMON STOCK - SPONSORED ADR			1,730
OLD REPUBLIC INTERNATIONAL COR COMMON STOCK			564
PDC ENERGY INC COMMON STOCK			362
PACWEST BANCORP COMMON STOCK			835
PARSLEY ENERGY INC COMMON STOCK CL.A			609
PAYPAL HOLDINGS INC COMMON STOCK			3,471
PEPSICIO INC COMMON STOCK			1,313
PFIZER INC COMMON STOCK			2,837
POTLATCH CORP COMMON STOCK			471
QORVO INC COMMON STOCK			688
QUANTA SERVICES INC COMMON STOCK			989
RPT REALTY COMMON STOCK			1,560
RAYTHEON CO COMMON STOCK			2,857
REGENERON PHARMACEUTICALS COMMON STOCK			2,383

VIACOM 401(k) PLAN
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
PN: 002 / EIN: 20-3515052
DECEMBER 31, 2019
(In thousands)

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
	REINSURANCE GROUP AMER INC COMMON STOCK			651
	RELIANCE STEEL & ALUMINUM CO COMMON STOCK			1,063
	ROCHE HOLDINGS LTG-SPONS ADR COMMON STOCK ADR			1,427
	ROYAL BANK OF SCOTLAND GROUP COMMON STOCK ADR			483
	SALESFORCE COM INC COMMON STOCK			3,931
	STAG INDUSTRIAL INC COMMON STOCK			660
	STANLEY BLAC & DECKER INC COMMON STOCK			849
	SUNCOR ENERGY INC COMMON STOCK			2,526
	SYNCHRONY FINANCIAL COMMON STOCK			519
	TJX COMPANIES INC COMMON STOCK			2,624
	TAIWAN SEMICONDUCTOR COMMON STOCK ADR			5,557
	TAYLOR MORRISON HOME CORP-A COMMON STOCK			1,013
	TERADATA CORP COMMON STOCK			747
	TERADYNE INC COMMON STOCK			452
	TEXAS CAPITAL BANCSHARES INC COMMON STOCK			405
	TRUIST FINANCIAL CORP COMMON STOCK			2,230
	ULTA SALON COSMETICS AND FRAGRAN COMMON STOCK			1,774
	UNITEDHEALTH GROUP INC COMMON STOCK			7,338
	VERIZON COMMUNICATIONS INC COMMON STOCK			2,198
	VIASAT INC COMMON STOCK			638
	VISA INC COMMON STOCK CL A			3,441
	WELLS FARGO & CO COMMON STOCK			2,873
	WESTERN ALALIANCE BANCORP COMMON STOCK			1,702
	WORKDAY COMMON STOCK			2,128
	YUM BRANDS INC COMMON STOCK			3,873
	AXIS CAPITAL HOLDING LTD COMMON STOCK			1,384
	BK OF NT BUTTERFLD AND SON LTD COMMON STOCK			1,312
	FABRINET COMMON STOCK			474
	IHS MARKIT LTD COMMON STOCK			1,930
	LINDE PLC COMMON STOCK			1,869
	LIVANOVA PLC COMMON STOCK			609
	MEDTRONIC PLC & INC COMMON STOCK			2,995
	APTIV PLC COMMON STOCK			845
	NVENT ELECTRIC PLC COMMON STOCK			967
	RENAISSANCERE HOLDINGS LTD COMMON STOCK			1,248
	MELLANOX TECHNOLOGIES LTD COMMON STOCK			1,360
*	VIACOMCBS CLASS A COMMON STOCK			139
*	VIACOMCBS CLASS B COMMON STOCK			29,391
	Total Common Stocks			242,531

VIACOM 401(k) PLAN
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
PN: 002 / EIN: 20-3515052
DECEMBER 31, 2019
(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (1)	Current Value
Registered Investment Companies:
Metropolitan West Total Return Bond Fund			10,430
Vanguard FTSE Social Index Fund			33,240
S&P 500 Depositary Receipt Unit Investment Trust			2,543
Total Registered Investment Companies			46,213

Common/Collective Trusts:
BlackRock Equity Index Collective			277,237
BlackRock MSCI ACWI EX US Index			83,610
BlackRock US Debt Index Collective			86,428
BlackRock Russell 2500 Index Fund			110,093
Pzena International Value AC EX US			35,411
Mawer International Equity A			34,103
JPMorgan Chase Smartretirement 2020 Fund			13,503
JPMorgan Chase Smartretirement 2025 Fund			36,707
JPMorgan Chase Smartretirement 2030 Fund			50,067
JPMorgan Chase Smartretirement 2035 Fund			74,179
JPMorgan Chase Smartretirement 2040 Fund			93,112
JPMorgan Chase Smartretirement 2045 Fund			95,337
JPMorgan Chase Smartretirement 2050 Fund			86,659
JPMorgan Chase Smartretirement 2055 Fund			32,403
JPMorgan Chase Smartretirement 2060 Fund			6,102
JPMorgan Chase Smartretirement Income Fund			6,609
Total Common/Collective Trusts			1,121,560

U.S. Government Securities:
Invesco U.S. Government Fund			1,479
JP Morgan U.S. Government Fund			6,956
Total U.S Government Securities			8,435

Synthetic Guaranteed Investment Contracts:
Voya Financial Inc Voya Ret & Ann #60125 GIC			20,523
Transamerica- Contract #MDA00730TR			25,816
Pacific Life Insurance Co #G-27279			16,411
Prudential Insurance Co GA-63010 GIC			22,154
RGA Insurance Company RGA Ins Co			22,122
Total Synthetic Guaranteed Investment Contracts			107,026
Subtotal of Investments			1,525,765

Notes Receivable from Participants	Participant loans with interest rates ranging from 4.25% to 9.5%		10,719

Grand Total			$1,536,484

*	Party-in-interest to the Plan

(1)	Cost information is not required for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: October 9, 2020	By:	/s/ Mark Beatty
Mark Beatty
Member of Administrative Committee

VIACOMCBS INC.

	By:	/s/ Katherine Gill-Charest
Katherine Gill-Charest
Executive Vice President, Controller and Chief Accounting Officer